FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis S.A.
A Chilean Corporation (Sociedad Anónima Abierta)
Securities Register N°175

Santiago, April 1°, 2008.
Ger. Gen N° 67/2008.

Mr. Guillermo Larraín R.
Superintendent
Superintendence of Securities and Insurance
Av. Lib. Bernardo O’Higgins 1449
Santiago

Dear Sir,

In accordance with articles 9° and 10°, second paragraph of Law 18,045, and as established by Regulation N°30 of that Superintendence, please be informed about the following “Essencial Fact”:

1.- In the General Meeting of Shareholders of Enersis S.A. celebrated today, April 1°, 2008, was elected the new Board of Directors of the Company, for a period of three years. The Board of Directors is as follows:

Mr. Pablo Irarrázaval V.
Mr. Rafael Miranda R.
Mr. Pedro Larrea P.
Mr. Juan Eduardo Errázuriz O.
Mr. Hernán Somerville S.
Mr. Eugenio Tironi B.
Mr Patricio Claro G.

2.- In the Board meeting celebrated today, following the General Meeting of Shareholders mentioned above, was elected as Chairman of the Board, Mr. Pablo Irarrázaval V., as Vice-Chairman, Mr. Rafael Miranda R. and as Secretary, Mr. Domingo Valdés P.

3.- Likewise, the mentioned Board Meeting agreed the designation of the Directors’ Committee established by Law 18,046 on Public Companies, who is integrated by the Directors, Mr. Pablo Irarrázaval V. , Mr. Hernán Somerville S., and Mr. Patricio Claro G. In accordance with the Circular N°1,526 of that Superintendence, we inform that the Director, Mr. Patricio Claro G. was elected with votes different from the Parent Company , or its members, or relation people.

4.- In addition, the Board of Enersis S.A., in accordance with the company by-laws, in its meeting celebrated today, designed the new members of the Audit Committee, who was created by the requirement of the Sarbanes Oxley Law, of the United States of America. The Enersis’ Audit Committee is integrated by the Diectors, Mr. Juan Eduardo Errázuriz O. , Mr. Hernán Somerville S. and Mr. Patricio Claro G. who fulfill the requirements of the Sarbanes Oxley Law and its complementary normative.

5.- Finally, we inform that Enersis S.A. Board of Directors, designated as a Financial Expert of the mentioned Audit Committee to Mr. Patricio Claro G.

Sincerely yours,

Ignacio Antoñanzas A.
Chief Executive Officer

c.c.: Bolsa Comercio de Santiago
        Bolsa Electrónica de Chile
        Bolsa Corredores de Valparaíso
        Comisión Clasificadora de Riesgo
        Representative of Bond Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 02, 2008